

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 5, 2007

Mr. David J. Ide
Chief Executive Officer
Modavox, Inc.
2617 S. 46th Street, Suite 300
Phoenix, AZ 85034

> **Re: Modavox, Inc.**
> **Form 10-KSB for the year ended February 28, 2006**
> **File No. 333-57818**

Dear Mr. Ide:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies